Exhibit 3.259

CERTIFICATE OF FORMATION

OF

WEST ROUNDUP RESOURCES, LLC

1.	The name of the limited liability company is West Roundup Resources, LLC.

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at such address is The Corporation Trust Company.

3.	This Certificate of Formation shall be effective immediately upon filing with the Secretary of State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of this 17th day of January, 2010.

By:	/s/ Kenneth L. Wagner
Kenneth L. Wagner
Authorized Person